Operating Agreement of Silent as the Grave Movie, LLC,
an Illinois Limited Liability Company

THIS Operating Agreement is made and entered into as of 9/18/19, by Brad Podowski, 9436 Pine Street, Mokena, Illinois and William S. Carroll, 37 E. Blaine Street Lansdale, PA 19446, Illinois, the Members.

WITNESSETH:

WHEREAS, Stacy T. Beutler filed Articles of Organization for Silent as the Grave Movie, LLC with the Secretary of State of Illinois on July 29, 2019.

NOW, THEREFORE, the parties agree as follows:

DEFINITIONS

0.01 Definitions. The following terms used in this Operating Agreement shall have the following meanings:

(a) "Act" shall mean the Illinois Limited Liability Company Act at 805 ILCS 180/1-5, et seq.

(b) "Articles of Organization" shall mean the Articles of Organization of Silent as the Grave Movie, LLC as filed with the Secretary of State of Illinois, as amended from time to time.

(c) "Capital Account" as of any given date shall mean the Capital Contribution to the Company by a Member as adjusted up to such date pursuant to Article 8.

(d) "Capital Contribution" shall mean any contribution to the capital of the Company in cash or property by a Member whenever made. "Initial Capital Contribution" shall mean the initial contribution to the capital of the Company pursuant to this Operating Agreement.

(e) "Code" shall mean the Internal Revenue Code of 1986 or corresponding provisions of subsequent superseding federal revenue laws.

(f) "Company" shall refer to Silent as the Grave Movie, LLC.

(g) "Deficit Capital Account" shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year, after giving effect to the following adjustments:

(1) credit to such Capital Account any amount which such Member is obligated to restore under Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations, as well as any addition thereto pursuant to the next to last sentence of Sections 1.704-2 (g) (1) and (i) (5) of the Treasury Regulations, after taking into account thereunder any changes during such year in partnership minimum gain (as determined in accordance with Section 1.704-2(d) of the Treasury Regulations) and in the minimum gain attributable to any partner for nonrecourse debt (as determined under Section 1.704-2(i)(3) of the Treasury Regulations); and

(2) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii) (d)(4), (5) and (6) of the Treasury Regulations.

This definition of Deficit Capital Account is intended to comply with the provisions of Treasury Regulation Sections 1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions.

(h) "Distributable Cash" shall mean all cash, revenues and funds received by the Company from Company operations, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred in the normal operation of the Company's business; (iii) such Reserves as the Managers deem reasonably necessary for the proper operation of the Company's business.

(i) "Economic Interest" shall mean a Member's or Economic Interest Owner's share of one or more of the Company's Net Profits, Net Losses and distributions of the Company's assets pursuant to this Operating Agreement and the Act, but shall not include any right to participate in the management or affairs of the Company, including, the right to vote on, consent to or otherwise participate in any decision of the Members or Managers.

(j) "Economic Interest Owner" shall mean the owner of an Economic Interest who is not a Member.

(k) "Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust or foreign business organization.

(l) "Gifting Member" shall mean any Member or Economic Interest Owner who gifts, bequeaths or otherwise transfers for no consideration (by operation of law or otherwise, except with respect to bankruptcy) all or any part of its Membership Interest or Economic Interest.

(m) "Interest Holder" shall mean either a Member holding an Economic

Interest or an Economic Interest Owner.

(n) "Majority Interest" shall mean one or more Interests of Members which in the aggregate exceed 50% of all Percentage Interests.

(o) "Manager" shall mean one or more managers. References to the Manager in the singular or as him, her, it, itself, or other like references shall also, where the context so requires, be deemed to include the plural or the masculine or feminine reference, as the case may be.

(p) "Member" shall mean each of the parties who executes a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become Members. To the extent a Manager has purchased a Membership Interest in the Company, he will have all the rights of a Member with respect to such Membership Interest, and the term "Member" as used herein shall include a Manager to the extent he has purchased such Membership Interest in the Company. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all the rights of a Member with respect to such purchased or otherwise acquired Membership Interest or Economic Interest, as the case may be.

(q) "Membership Interest" shall mean a Member's entire interest in the Company including such Member's Economic Interest and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Operating Agreement and the Act.

(r) "Net Profits" and "Net Losses" shall mean the income, gain, loss, deductions and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with generally accepted accounting principles employed under the cash method of accounting at the close of each fiscal year on the Company's tax return filed for federal income tax purposes.

(s) "Operating Agreement" shall mean this Operating Agreement as originally executed and as amended from time to time.

(t) "Percentage Interest" shall mean, for any Member, the percentage interest in the Company as set forth on Exhibit A, as may be changed from time to time by the unanimous vote of the members.

(u) "Persons" shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

(v) "Reserves" shall mean funds set aside or amounts allocated to reserves which shall be maintained in amounts deemed sufficient by the Managers for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

(w) "Selling Member" shall mean any Interest Holder which sells, assigns, pledges, hypothecates or otherwise transfers for consideration all or any portion of its Membership Interest or Economic Interest.

(x) "Transferring Member" shall collectively mean a Selling Member and a Gifting Member.

(y) "Treasury Regulations" shall include proposed, temporary and final regulations promulgated under the Code.

(z) "Withdrawal Event" shall occur upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Company.

ARTICLE 1. FORMATION OF COMPANY

1.01 Formation. Silent as the Grave Movie, LLC has been organized as an Illinois Limited Liability Company by executing and delivering Articles of Organization to the Illinois Secretary of State in accordance with and pursuant to the Act.

1.02 Name. The name of the Company is Silent as the Grave Movie, LLC.

1.03 Principal Place of Business. The principal place of business of the Company within the State of Illinois shall be 9436 Pine Street, Mokena, IL 60448. The Company may locate its places of business and registered office at any other place or places as the Managers may deem advisable.

1.04 Registered Office and Registered Agent. The Company's initial registered office shall be at the office of its registered agent at 16335 Harlem Ave. 4th Floor, Tinley Park, IL 60477, and the name of its initial registered agent shall be Stacy T. Beutler. The registered office and registered agent may be changed by filing the address of the new registered office and/or the name of the new registered agent with the Illinois Secretary of State pursuant to the Act.

1.05 Term. The term of the Company shall be perpetual, unless the Company is earlier dissolved in accordance with the provisions of this Agreement.

ARTICLE 2. BUSINESS OF COMPANY

The business of the Company shall be to engage in any lawful businesses and activities for which limited liability companies may be organized under the Act.

ARTICLE 3. NAMES AND ADDRESSES OF MEMBERS

The names and addresses of the Members are as follows:

NAME:	ADDRESS:
Brad Podowski	9436 Pine Street, Mokena, IL 60448
William S. Carroll	37 E. Blaine Street Lansdale, PA 19446

ARTICLE 4. RIGHTS AND DUTIES OF MANAGERS

4.01 Management. The business and affairs of the Company shall be managed by its Managers. The Managers shall direct, manage and control the business of the Company. Except for situations in which the approval of the Members is expressly required by this Operating Agreement or by non-waivable provisions of the Act, the Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. At any time when there is more than one Manager, any one Manager may take any action permitted to be taken by the Managers, unless the approval of more than one of the Managers is expressly required pursuant to this Operating Agreement or the Act.

4.02 Number, Tenure and Qualifications. The Company shall initially have one (1) Manager who is set forth in Exhibit A. The number of Managers of the Company shall be fixed from time to time by the affirmative vote of Members holding at least one-half (1/2) of all Percentage Interests in the Company, but in no instance shall there be less than one Manager. Each Manager shall hold office until his successor shall have been elected and qualified. Managers shall be elected by the affirmative vote of Members holding at least a Majority Interest. Managers need not be Members of the Company.

4.03 Certain Powers of Managers. Without limiting the generality of Section 4.01, the Managers shall have power and authority, on behalf of the Company:

(a) To acquire property from any Person as the Managers may determine, whether or not such Person is directly or indirectly affiliated or connected with any Manager or Member;

(b) To borrow money for the Company from banks, other lending institutions, the Managers, Members, or affiliates of the Managers or Members on such terms as the Managers deem appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Managers, or to the extent permitted under the Act, by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Managers;

(c) To purchase liability and other insurance to protect the Company's property and business;

(d) To hold and own Company real and personal properties in the name of the Company;

(e) To invest Company funds in time deposits, short-term governmental obligations, commercial paper or other investments;

(f) Upon the affirmative vote of the Members holding at least one-half (1/2) of all Percentage Interests, to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan as long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

(g) To execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments, bills of sale; leases; and any other instruments or documents necessary to the business of the Company;

(h) To employ accountants, legal counsel, managing agents or other experts to perform services for the Company;

(i) To enter into any and all other agreements on behalf of the Company, in such forms as the Managers may approve; and

(j) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

4.04 Authority to Bind. Unless authorized to do so by this Operating Agreement or by the Managers of the Company, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Managers to act as an agent of the Company in accordance with the previous sentence.

4.05 Liability for Certain Acts. Each Manager shall perform his duties as Manager in good faith, in a manner he reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, willful misconduct or a wrongful taking by the Manager.

4.06 Managers Have No Exclusive Duty to Company. A Manager shall not be required to manage the Company as his sole and exclusive function and he may have other business interests and engage in activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of the Manager or to the income or proceeds derived therefrom.

4.07 Bank Accounts. The Managers may from time to time open bank accounts in the name of the Company, and the Managers shall be the sole signatory(ies) thereon, unless Members owning a Majority Interest determine otherwise.

4.08 Indemnity of the Managers, Employees and Other Agents. Provided that Members owning a Majority Interest approve, the Company shall, to the maximum extent permitted under Section 15-10 of the Act, indemnify and make advances for expenses to Managers, its employees, and other agents.

4.09 Resignation. Any Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later date specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

4.10 Removal. At a meeting called expressly for that purpose, all or any lesser number of Managers may be removed at any time, with or without cause, by the affirmative vote of Members holding a Majority Interest. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

4.11 Vacancies. Any vacancy occurring for any reason in the number of Managers of the Company may be filled by the affirmative vote of Members holding a Majority Interest. Any Manager's position to be filled by reason of an increase in the number of Managers shall be filled by the election at a meeting of Members called for that purpose or by the Members' unanimous written consent. A Manager elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and shall hold office until the expiration of such term and until his successor shall be elected and qualified or until his earlier death, resignation or removal. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until his successor shall be elected and qualified, or until his earlier death, resignation or removal.

4.12 Salaries. The salaries and other compensation of the managers shall be fixed from time to time by an affirmative vote of Members holding at least a Majority Interest, and no Manager shall be prevented from receiving such salary because he is also a Member of the Company.

4.13 Meetings. Meetings of the Managers, for any purpose or purposes, may be called by the Tax Matters Partner or by any Manager. Action to be taken by the Managers shall be by simple majority of all the Managers.

4.14 Place of Meetings. The Tax Matters Partner may designate any place, either within or outside the State of Illinois, as the place of meeting for any meeting of the Managers. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal place of business of the Company in the State of Illinois.

4.15 Notice of Meetings. Except as otherwise provided in this Agreement, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than thirty (30) days before the date of the meeting, either personally or by mail, by or at the direction of the Tax Matters Partner or Manager calling the meeting, to each Manager entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the Manager at his or her address as it appears on the books of the Company, with postage thereon prepaid.

4.16 Meeting of All Managers. If all of the Managers shall meet at any time and place, either within or outside of the State of Illinois, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

4.17 Action by Managers Without a Meeting. Action required or permitted to be taken at a meeting of Managers may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Manager entitled to vote and delivered to the Tax Matters Partner for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Managers entitled to vote have signed the consent, unless the consent specifies a different effective date.

4.18 Waiver of Notice. When any notice is required to be given to any Manager, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

4.19 Telephonic Meetings. A Manager may participate in a meeting of Managers by means of conference telephone or similar communications equipment enabling all Managers participating in the meeting to hear one another. Participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

ARTICLE 5. RIGHTS AND OBLIGATIONS OF MEMBERS

5.01 Limitation of Liability. Each Member's liability shall be limited as set forth in this Operating Agreement, the Act and other applicable law.

5.02 Company Debt Liability. A Member will not be personally liable for any debts or losses of the Company beyond his respective Capital Contributions and any obligation of the Member under Sections 8.01 and 8.02 to make Capital Contributions, except as provided in Section 6.07 or as otherwise required by law.

5.03 List of Members. Upon the written request of any Member, the Managers shall provide a list showing the names, addresses and Membership Interests and Economic Interests of all Members.

5.04 Approval of Sale of All Assets. The Members shall have the right, by the affirmative vote of members holding at least one-half (1/2) of all Percentage Interests, to approve the sale, exchange or other disposition of all, or substantially all, of the Company's assets which is to occur as part of a single transaction or plan.

5.05 Company Books. The Managers shall maintain and preserve, during the term of the Company, the accounts, books, and other relevant Company documents described in Section 8.09. Upon reasonable written request, each Member and Economic Interest Owner shall have the right, at a time during ordinary business hours, as reasonably determined by the Manager(s), to inspect and copy, at the requesting Interest Holder's expense, the Company documents identified in Section 1-40 of the Act, and such other documents which the manager, in his discretion, deems appropriate.

5.06 Priority and Return of Capital. Except as may be expressly provided in Article 8., no Interest Holder shall have priority over any other Interest Holder, either as to the return of Capital Contributions or as to Net Profits, Net Losses or distributions; provided that this Section shall not apply to loans which a Member has made to the Company.

5.07 Liability of a Member to the Company. A Member who receives a distribution or the return in whole or in part of its contribution is liable to the Company only to the extent provided by the Act.

ARTICLE 6. MEETINGS OF MEMBERS

6.01 Meetings. Meetings of the Members, for any purpose or purposes, may be called by any Manager or by any Member or Members holding at least 25% of the Percentage Interests.

6.02 Place of Meetings. The Members may designate any place, either within or outside the State of Illinois, as the place of meeting for any meeting of the Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal place of business of the Company in the State of Illinois.

6.03 Notice of Meetings. Except as provided in Section 6.04, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than thirty (30) days before the date of the meeting, either personally or by mail, by or at the direction of the Managers or Member or Members calling the meeting, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the Member at its address as it appears on the books of the Company, with postage thereon prepaid.

6.04 Meeting of All Members. If all of the Members shall meet at any time and place, either within or outside of the State of Illinois, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

6.05 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

6.06 Quorum. Members holding at least one-half (1/2) of all Percentage Interests, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Percentage Interests so represented may adjourn the meeting from time to time for a period not to exceed sixty days without further notice. However, if the adjournment is for more than sixty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Percentage Interests whose absence would cause loss of a quorum.

6.07 Manner of Acting. If a quorum is present, the affirmative vote of Members holding a Majority Interest shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles of Organization, or by the Operating Agreement. Unless otherwise expressly provided herein or required under applicable law, only Members who have a Membership Interest may vote or consent upon any matter and their vote or consent, as the case may be, shall be counted in the determination of whether the matter was approved by the Members.

6.08 Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Managers of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

6.09 Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote and delivered to the Managers of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent, unless the consent specifies a different effective date.

6.10 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

6.11 Telephonic Meetings. A Member may participate in a meeting of Members by means of conference telephone or similar communications equipment enabling all Members participating in the meeting to hear one another. Participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

ARTICLE 7. CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

7.01 Members' Capital Contributions. Each Member shall contribute such amount as is set forth in Exhibit A hereto as its share of the Initial Capital Contribution.

7.02 Additional Contributions. A Member shall be required to make such additional Capital Contributions as shall be determined by Members owning a Majority Interest from time to time to be reasonably necessary to meet the expenses and obligations of the Company. After the making of any such determination, the Managers shall give written notice to each Member of the amount of required additional contribution, and each Member shall deliver to the Company its pro rata share thereof (in proportion to the respective Percentage Interest of the Member on the date such notice is given) no later than thirty days following the date such notice is given. None of the terms, covenants, obligations or rights contained in this Section 7.02 is or shall be deemed to be for the benefit of any person or entity other than the Members and the Company, and no such third person shall under any circumstances have any right to compel any actions or payments by the Managers and/or the Members.

7.03 Capital Accounts.

(a) A separate Capital Account will be maintained for each Member. Each Member's Capital Account will be increased by (1) the amount of money contributed by such Member to the Company; (2) the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752); (3) allocations to such Member of Net Profits and Net Losses; and (4) allocations to such Member of income described in Code Section 705(a)(1)(B). Each Member's Capital Account will be decreased by (1) the amount of money distributed to such Member by the Company; (2) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752); (3) allocations to such Member of expenditures described in Code Section 705(a)(2)(B); and (4) allocations to the account of such Member of Company loss and deduction as set forth in such Regulations, taking into account adjustments to reflect book value.

(b) In the event of a permitted sale or exchange of a Membership Interest or an Economic Interest in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Membership Interest or Economic Interest in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

(c) The manner in which Capital Accounts are to be maintained pursuant to this Section 7.03 is intended to comply with the requirements of Code Section 704(b) and the Treasury Regulations promulgated thereunder. If the Company determines that the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 7.03 should be modified in order to comply with Code Section 704(b) and the Treasury Regulations, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 8.03, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members as set forth in the Operating Agreement.

(d) Upon liquidation of the Company (or any Member's Membership Interest or Economic Interest Owner's Economic Interest), liquidating distributions will be made in accordance with the positive Capital Account balances of the Members and Economic Interest Owners, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidation proceeds will be paid within sixty days of the end of the taxable year (or, if later, within one hundred twenty days after the date of the liquidation). The Company may offset damages for breach of this Operating Agreement by an Interest Holder whose interest is liquidated (either upon the withdrawal of the Member or the liquidation of the Company) against the amount otherwise distributable to such Member.

(e) Except as otherwise required in the Act (and subject to Sections 7.01 and 7.02), no Interest Holder shall have any liability to restore all or any portion of a deficit balance in such Interest Holder's Capital Account.

7.04 Withdrawal or Reduction of Members' Contributions to Capital:

(a) A Member shall not receive out of the Company's property any part of its Capital Contribution until all liabilities of the Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them.

(b) A Member, irrespective of the nature of its Capital Contribution, has only the right to demand and receive cash in return for its Capital Contribution.

ARTICLE 8. ALLOCATIONS, INCOME TAX, DISTRIBUTIONS, ELECTIONS AND REPORTS

8.01 Allocations of Profits and Losses from Operations. The Net Profits and Net Losses of the Company for each fiscal year will be allocated as follows:

Member Allocation

NAME	PERCENTAGE
Brad Podowski	85%
William S. Carroll	15%

8.02 Special Allocations to Capital Accounts. Notwithstanding Section 9.01 hereof:

(a) No allocations of loss, deduction and/or expenditures described in Code Section 705(a)(2)(B) shall be charged to the Capital Account of any Member if such allocation would cause such Member to have a Deficit Capital Account. The amount of the loss, deduction and/or Code Section 705(a)(2)(B) expenditure which would have caused a Member to have a Deficit Capital Account shall instead be charged to the Capital Account of any Members which would not have a Deficit Capital Account as a result of the allocation, in proportion to their respective Capital Contributions, or, if no such Members exist, then to the Members in accordance with their interests in Company profits pursuant to Section 8.01.

(b) In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), (6) of the Treasury Regulations, which create or increase a Deficit Capital Account of such Member, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially credited to the Capital Account of such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Deficit Capital Account so created as quickly as possible. It is the intent that this Section 8.02(b) be interpreted to comply with the alternate test for economic effect set forth in Section 1.704-1 (b) (2) (ii) (d) of the Treasury Regulations.

(c) In the event any Member would have a Deficit Capital Account at the end of any Company taxable year which is in excess of the sum of any amount that such Member is obligated to restore to the Company under Treasury Regulations Section 1.704-1(b)(2)(ii)(c) and such Member's share of minimum gain as defined in Section 1.704-2(g)(1) of the Treasury Regulations (which is also treated as an obligation to restore in accordance

with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations), the Capital Account of such Member shall be specially credited with items of Membership income (including gross income) and gain in the amount of such excess as quickly as possible.

(d) Notwithstanding any other provision of this Section 8.02, if there is a net decrease in the Company's minimum gain as defined in Treasury Regulation Section 1.704-2(d) during a taxable year of the Company, then, the Capital Account of each Member shall be allocated items of income (including gross income) and gain for such year (and if necessary for subsequent years) equal to that Member's share of the net decrease in Company minimum gain. This Section 8.02(d) is intended to comply with the minimum gain charge back requirement of Section 1.704-2 of the Treasury Regulations and shall be interpreted consistently therewith. If in any taxable year that the Company has a net decrease in the Company's minimum gain, and the minimum gain charge back requirement would cause a distortion in the economic arrangement among the Members and it is not expected that the Company will have sufficient other income to correct that distortion, the managers may in their discretion (and shall, if requested to do so by a Member) seek to have the Internal Revenue Service waive the minimum gain charge back requirement in accordance with Treasury Regulation Section 1.704-2(f)(4).

(e) Items of Company loss, deduction and expenditures described in Code Section 705(a)(2)(B) which are attributable to any nonrecourse debt of the Company and are characterized as partner (Member) nonrecourse deductions under Section 1.704-2(i) of the Treasury Regulations shall be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Treasury Regulations.

(f) Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Section 1.704-2(b) of the Treasury Regulations) such deductions shall be allocated to the Members in accordance with, and as a part of, the allocations of Company profit or loss for such period.

(g) In accordance with Code Section 704(c)(1)(A) and Section.704-1(b)(2)(i)(iv) of the Treasury Regulations, if a member contributes property with a fair market value that differs from its adjusted basis at the time of contribution, income, gain, loss and deductions with respect to the property shall, solely for federal income tax purposes, be allocated among the members so as to take account of any variation between the adjusted basis of such property to the Company and its fair market value at the time of contribution.

(h) Pursuant to Code Section 704(c)(1)(B), if any contributed property is distributed by the Company other than to the contributing Member within five years of being contributed, then, except as provided in Code Section 704(c)(2), the contributing Member shall be treated as recognizing gain or loss from the sale of such property in an amount equal to the gain or loss that would have been allocated to such Member under Code Section 704(c)(1)(A) if the property had been sold at its fair market value at the time of the

distribution.

(i) In the case of any distribution by the Company to an Interest Holder, such Interest Holder shall be treated as recognizing gain in an amount equal to the lesser of:

(1) the excess (if any) of (A) the fair market value of the property (other than money) received in the distribution over (B) the adjusted basis of such Member's Membership Interest or Economic Interest Owner's Economic Interest in the Company immediately before the distribution reduced (but not below zero) by the amount of money received in the distribution, or

(2) the Net Precontribution Gain (as defined in Code Section 737(b) of the Interest Holder. The Net Precontribution Gain means the net gain (if any) which would have been recognized by the distributes Interest Holder under Code Section 704(c)(1)(B) of all property which (a) had been contributed to the Company within five years of the distribution, and (b) is held by the Company immediately before the distribution, if such property had been distributed by the Company to another Interest Holder. If any portion of the property distributed consists of property which had been contributed by the distributee Interest Holder to the Company, then such property shall not be taken into account under this Section 8.02(i) and shall not be taken into account in determining the amount of the Net Precontribution Gain. If the property distributed consists of an interest in an entity, the preceding sentence shall not apply to the extent that the value of such interest is attributable to the property contributed to such entity after such interest had been contributed to the Company.

(j) In connection with a Capital Contribution of money or other property (other than a de minimis amount) by a new or existing Interest Holder as consideration for an Economic Interest or Membership Interest, or in connection with the liquidation of the Company or a distribution of money or other property (other than a de minimis amount) by the Company to a retiring Interest Holder (as consideration for an Economic Interest or Membership Interest), the Capital Accounts of the members shall be adjusted to reflect a revaluation of Company property (including intangible assets) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f). If, under Section 1.704-1 (b) (2) (iv) (f) of the Treasury Regulations, Company property that has been revalued is properly reflected in the Capital Accounts and on the books of the Company at a book value that differs from the adjusted tax basis of such property, then depreciation, depletion, amortization and gain or loss with respect to such property shall be shared among the Members in a manner that takes account of the variation between the adjusted tax basis of such property and its book value, in the same manner as variations between the adjusted tax basis and fair market value of property contributed to the Company are taken into account in determining the Members' shares of tax items under Code Section 704(c).

(k) All recapture of income tax deductions resulting from the sale or

disposition of Company property shall be allocated to the Member or Members to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Member is allocated any gain from the sale or other disposition of such property.

(l) Any credit or charge to the Capital Accounts of the Members pursuant to Sections 8.02(b), (c), and/or (d), hereof shall be taken into account in computing subsequent allocations of profits and losses pursuant to Section 8.01, so that the net amount of any items charged or credited to Capital Accounts pursuant to Sections 8.01 and 8.02 shall to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each Member pursuant to the provisions of this Article 8. if the special allocations required by Sections 8.02(b), (c), and/or (d), had not occurred.

8.03 Distributions. Except as provided in Section 7.03(d), a Member has no right to demand and receive any distribution in a form other than cash. All distributions of cash or other property shall be made to the Members pro rata in proportion to the respective Percentage Interests of the Members on the record date of such distribution. Except as provided in Section 8.04, all distributions of Distributable Cash and property shall be made at such time as determined by the Managers. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members pursuant to this Section 8.03.

8.04 Limitation upon Distributions.

(a) No distributions or return of contributions shall be made and paid if, after the distribution or return of distribution is made either

(1) the Company would be insolvent; or

(2) the net assets of the Company would be less than zero.

(b) The manager(s) may base a determination that a distribution or return of contribution may be made under Section 8.04(a) in good faith reliance upon a balance sheet and profit and loss statement of the Company represented to be correct by the person having charge of its books of account or certified by an independent public or certified public accountant or firm of accountants to fairly reflect the financial condition of the Company.

8.05 Accounting Principles. The profits and losses of the Company shall be determined in accordance with generally accepted accounting principles applied on a consistent basis using the cash method of accounting.

8.06 Interest on and Return of Capital Contributions. No member shall be entitled to interest on its Capital Contribution or to return of its Capital Contribution.

8.07 Loans to Company. Nothing in this Operating Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

8.08 Accounting Period. The Company's accounting period shall be the calendar year ("Fiscal Year").

8.09 Records, Audits and Reports. At the expense of the Company, the Manager shall maintain records and accounts of the operations and expenditures of the Company. At a minimum the Company shall keep at its principal place of business the following records:

(a) A current list of the full name and last known address of each Member and Economic Interest Owner setting forth the amount of cash each Member and Economic Interest Owner has contributed, a description and statement of the agreed value of the other property or services each Member and Economic Interest Owner has contributed or has agreed to contribute in the future, and the date on which each became an Interest Holder;

(b) A copy of the Articles of Organization of the Company and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(d) Copies of the Company's currently effective written Operating Agreement, and copies of any financial statements of the Company for the three most recent years;

(e) Minutes of every meeting;

(f) Any written consents obtained from Members for actions taken by Members without a meeting; and

(g) Unless contained in the Articles of Organization or the Operating Agreement, a writing prepared by the Managers setting out the following:

(1) The times at which or events on the happening of which any additional contributions agreed to be made by each Member and Economic Interest Owner are to be made.

(2) Any right of an Interest Holder to receive distributions that include a return of all or any part of the Interest Holder's contributions.

(3) Any power of an Interest Holder to grant the right to become an

assignee of any part of the Interest Holder's interest, and the terms and conditions of the power.

8.10 Returns and other Elections. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's fiscal year upon the Members' written request. All elections permitted to be made by the Company under federal or state laws shall be made by the Managers in their sole discretion, provided that the Managers shall make any tax election requested by Members owning a Majority Interest.

8.11 Tax Matters Partner. Brad Podowski is designated the "Tax Matters Partner" (as defined in Code Section 6231), and is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including, without limitation, administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Members agree to cooperate with each other and to do or refrain from doing any and all things reasonably required to conduct such proceedings.

ARTICLE 9. TRANSFERABILITY

9.01 General. Except as otherwise specifically provided herein, no Interest Holder shall have the right, as to all or any part of its Membership Interest or Economic Interest to:

(a) sell, assign, pledge, hypothecate, transfer, exchange or otherwise transfer for consideration, (collectively, "sell"); or

(b) gift, bequeath or otherwise transfer for no consideration (whether or not by operation of law, except in the case of bankruptcy).

9.02 Exempt Transfers. Notwithstanding anything to the contrary contained in this Operating Agreement, an Interest Holder may transfer all or a portion of his or her Membership Interest or Economic Interest to a trust of which the Interest Holder is both the income and principal beneficiary during his or her lifetime and which the Interest Holder has the right to amend or revoke (each, an “Exempt Transferee”), provided that the Exempt Transferee accepts such Membership or Economic Interest subject to all of the terms and conditions of this Operating Agreement.

9.03 Right of First Refusal.

(a) If a selling Member desires to sell all or any portion of its Membership Interest or Economic Interest in the Company to a third party purchaser, the selling Member shall obtain from such third party purchaser a bona fide written offer to purchase such interest,

stating the terms and conditions upon which the purchase is to be made and the consideration offered. The selling Member shall give written notification to the remaining Members, by certified mail or personal delivery, of its intention to so transfer such interest, furnishing to the remaining Members a copy of the written offer to purchase such interest, and the name and business and personal addresses of the proposed transferee.

(b) Primary Option to Purchase. Within 35 days of the receipt of the notice of intention to transfer a Percentage Interest by the last of the Members to receive such notice, each remaining Member may exercise an option to purchase that proportion of the Percentage Interest proposed to be transferred which equals the proportion which the Percentage Interest owned by such remaining Member at the time of his receipt of the notice is of the total of the Percentage Interests then owned by all the remaining Members. The purchase option granted in this paragraph is herein referred to as the "Primary Option."

(c) Secondary Option to Purchase. If a Member fails to exercise a Primary Option granted to him to purchase the Percentage Interest proposed to be transferred, each remaining Member who is granted and who exercises a Primary Option may, within ten days after the expiration of the 35-day option period provided for above, exercise an option to purchase the Percentage Interest with respect to which such Member has failed to exercise his Primary Option (hereinafter "the Option Interest"). In the case of a single remaining Member, his option shall be to purchase all of the Option Interest. In the case of two or more remaining Members, each such remaining Member's option shall be to purchase the portion of Option Interest which bears the same proportion to the total Option Interest as the Percentage Interest owned by each such remaining Member at the time of receipt of the notice provided for above bears to the total Percentage Interest then owned by all such remaining Members; provided that all such remaining Members may, by agreement among themselves, determine the proportions in which some or all of their number may exercise the option granted in this paragraph. The purchase option granted by this paragraph is referred to as the "Secondary Option."

(d) In the event the remaining Members (or any one or more of the remaining Members) give written notice to the selling Member of their desire to exercise this right of first refusal and to purchase all of the selling Member's interest in the Company which the selling Member desires to sell upon the same terms and conditions as are stated in the aforesaid written offer to purchase, the remaining Members shall have the right to designate the time, date and place of closing, provided that the date of closing shall be within sixty days after written notification to the Selling Member of the remaining Member or Members' election to exercise their right of the first refusal.

(e) As a condition to the Company recognizing the effectiveness of either the purchase of the Selling Member's interest in the Company by a third party purchaser or the gift of an interest in the Company (including an Economic Interest), (subject to Section 9.03) substitution of a new Member, the remaining Members may require the Selling Member,

Gifting Member or the proposed purchaser, donee or successor-in-interest, as the case may be, to execute, acknowledge and deliver to the remaining Members such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and to perform all such other acts which the remaining Members may deem necessary or desirable to:

(1) verify the purchase, gift or transfer, as the case may be;

(2) confirm that the person desiring to acquire an interest in the Company, or to be admitted as a Member, has accepted, assumed and agreed to be subject and bound by all of the terms, obligations and conditions of the Operating Agreement, (whether such Person is to be admitted as a new Member or an Economic Interest Owner);

(3) maintain the status of the Company as a partnership for federal tax purposes; and

(4) assure compliance with any applicable state and federal laws including securities laws and regulations.

(f) Any sale or gift of a Membership Interest or Economic Interest or admission of a Member in compliance with this Article 9. shall be deemed effective as of the last day of the calendar month in which the remaining Members' consent thereto was given, or, if no such consent was required pursuant to Section 9.02(e), then on such date that the donee or successor interest complies with the conditions set forth in Section 9.02(c). The Selling Member agrees, upon request of the remaining Members, to execute such certificates or other documents and to perform such other acts as may be reasonably requested by the remaining Members from time to time in connection with such sale, transfer, assignment, or substitution. The selling Member hereby indemnifies the Company and the remaining Members against any and all loss, damage, or expense (including, without limitation, tax liabilities or loss of tax benefits) arising directly or indirectly as a result of any transfer or purported transfer in violation of this Article 9.

9.04 Transferee Not Member in Absence of Unanimous Consent.

(a) Notwithstanding anything contained herein to the contrary (including, without limitation, Section 9.02 hereof), if all of the remaining Members do not approve by unanimous written consent of the proposed sale or gift of the Transferring Member's Membership Interest or Economic Interest to a transferee or donee which is not a Member immediately prior to the sale or gift, then the proposed transferee or donee shall have no right to participate in the management of the business and affairs of the Company or to become a Member. The transferee or donee shall be merely an Economic Interest Owner. No transfer of a Member's interest in the Company (including any transfer of the Economic Interest or any other transfer which has not been approved by unanimous written consent of the

Members) shall be effective unless and until written notice (including the name and address of the proposed transferee or donee and the date of such transfer) has been provided to the Company and the non-transferring Member(s).

(b) Upon and contemporaneously with any sale or gift of a Transferring Member's Economic Interest in the Company which does not at the same time transfer the balance of the rights associated with the Economic Interest transferred by the Transferring Member (including, without limitation, the rights of the Transferring Member to participate in the management of the business and affairs of the Company), all remaining rights and interest which were owned by the Transferring Member immediately prior to such sale or gift or which were associated with the transferred Economic Interest shall immediately lapse until either (1) the remaining Members, by unanimous consent, reinstate such rights to the Economic Interest Owner who did not previously obtain the unanimous written consent of the Members or (2) upon the remaining Members, by unanimous written consent, reinstating such rights to a successor or transferee of such Economic Interest Owner.

(c) The restrictions on transfer contained in this Section 9.03 are intended to comply (and shall be interpreted consistently) with the restrictions on transfer set forth in Article 30 of the Act.

ARTICLE 10. ADDITIONAL MEMBERS

10.01 Additional Members. From the date of the formation of the Company, any Person or Entity acceptable to the Members by their unanimous vote thereof may become a Member in this Company either by the issuance by the Company of Membership Interests for such consideration as the Members by their unanimous votes shall determine, or as a transferee of a Member's Membership Interest or any portion thereof, subject to the terms and conditions of this Operating Agreement. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Manager(s) may, at their option, at the time a Member is admitted, close the Company books (as though the Company's tax year has ended) or make pro rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Code Section 706(d) and the Treasury Regulations promulgated thereunder.

ARTICLE 11. DISSOLUTION AND TERMINATION

11.01 Dissolution.

(a) The Company shall be dissolved upon the occurrence of any of the following events:

(1) When the period fixed for the duration of the Company shall expire

pursuant to Section 1.05 hereof;

(2) by the unanimous written agreement of all Members; or

(3) upon the happening of a Withdrawal Event, unless the business of the Company is continued by the consent of all the remaining Members within ninety days after the Withdrawal Event and there are at least two remaining Members.

(b) Notwithstanding anything to the contrary in this Operating Agreement, if a Member or Members owning Percentage Interests which in the aggregate constitute not less than one-half (1/2) of the Percentage Interest vote to dissolve the Company at a meeting of the Company pursuant to Article 6., then all of the Members shall agree in writing to dissolve the Company on the date agreed upon or in the event of no agreement, as soon as possible, but in any event not more than thirty days thereafter.

(c) If a Member who is an individual dies or a court of competent jurisdiction adjudges him to be incompetent to manage his person or his property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling his estate or administering his property.

(d) A Member shall not take any voluntary action which directly causes a Withdrawal Event. Unless otherwise approved by Members owning a Majority Interest, a Member who resigns (a "Resigning Member") or whose Membership Interest is otherwise terminated by virtue of a Withdrawal Event, regardless of whether such Withdrawal Event was the result of a voluntary act by such Member, shall not be entitled to receive any distributions in excess of those distributions to which such Member would have been entitled had such Member remained a Member. Except as otherwise expressly provided herein, a Resigning Member shall immediately become an Economic Interest Owner. Damages for breach of this Section 11.01(d) shall be monetary damages only (and not specific performance), and such damages may be offset against distributions by the Company to which the Resigning Member would otherwise be entitled.

11.02 Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Managers shall immediately proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Managers shall:

(1) Sell or otherwise liquidate all of the Company's assets as promptly

as practicable (except to the extent the Managers may determine to distribute any assets to the Members in kind),

(2) Allocate any profit or loss resulting from such sales to the Members' and Economic Interest Owners' capital Accounts in accordance with Article 9. hereof,

(3) Discharge all liabilities of the Company, including liabilities to Members and Economic Interest Owners who are creditors, to the extent otherwise permitted by law, other than liabilities to Members and Economic Interest Owners for Distributions, and establish such Reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members and Economic Interest Owners, the amounts of such Reserves shall be deemed to be an expense of the Company),

(4) Distribute the remaining assets in the following order:

(i) If any assets of the Company are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members and Economic Interest Owners shall be adjusted pursuant to the provisions of Article 8. and Section 7.03 of this Operating Agreement to reflect such deemed sale.

(ii) The positive balance (if any) of each Member's and Economic Interest Owner's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs) shall be distributed to the Members, either in cash or in kind, as determined by the Managers, with any assets distributed in kind being valued for this purpose at their fair market value as determined pursuant to Section 11.02 (b) (i). Any such distributions to the Members in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Treasury Regulations.

(c) Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of Section 1.704-1 (b) (2) (ii) (g) of the Treasury Regulations, if any Member has a Deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

(d) Upon completion of the winding up, liquidation and distribution of the

assets, the Company shall be deemed terminated.

(e) The Manager(s) shall comply with all requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

11.03 Articles of Dissolution. When all debts, liabilities and obligations of the Company have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets of the Company have been distributed, articles of dissolution as required by the Act, shall be executed in duplicate and filed with the Illinois Secretary of State.

11.04 Effect of Filing of Articles of Dissolution. Upon the filing of articles of dissolution with the Illinois Secretary of State, the existence of the Company shall cease, except for the purpose of suits, other proceedings and appropriate action as provided in the Act. The Managers shall have authority to distribute any Company property discovered after dissolution, convey real estate and take such other action as may be necessary on behalf of and in the name of the Company.

11.05 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Members, such Member or Members shall have no recourse against any other Member, except as otherwise provided by law.

ARTICLE 12. MISCELLANEOUS PROVISIONS

12.01 Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Operating Agreement shall be deemed to have been sufficiently given or served for all purposes if (1) either by actual delivery of the notice into the hands of the parties thereunto entitled; (2) or by the mailing of the notice in the U.S. mail, certified mail, return receipt requested; or (3) sent by nationally recognized, overnight delivery service, addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Operating Agreement. The notice shall be deemed to be received in case (1) on the date of its actual receipt by the party entitled thereto and in cases (2) or (3) on the date of its mailing or deposit with such delivery service. The failure or refusal of any party to accept any notice given pursuant to this paragraph shall be conclusively deemed receipt thereof and knowledge of its contents.

12.02 Books of Account and Records. Proper and complete records and books of account shall be kept or shall be caused to be kept by the Managers in which shall be entered

fully and accurately all transactions relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. Such books and records shall be maintained as provided in Section 8.09. The books and records shall at all times be maintained at the principal place of business of the Company.

12.03 Application of Illinois Law. This Operating Agreement and its interpretation shall be governed exclusively by its terms and by the laws of the State of Illinois, and specifically the Act.

12.04 Waiver of Action for Partition. Each Member and Economic Interest Owner irrevocably waives during the term of the Company any right that it may have to maintain any action for the partition with respect to the property of the Company.

12.05 Amendments. This Operating Agreement may not be amended except in writing by the affirmative vote of Members holding at least one-half (1/2) of all Percentage Interests. Any amendment changing the Percentage Interests of the Members requires the unanimous vote of the Members.

12.06 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations and other instruments necessary to comply with any laws, rules or regulations.

12.07 Construction. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

12.08 Headings. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

12.09 Waivers. The failure of any party to seek redress for default of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a default, from having the effect of an original default.

12.10 Rights and Remedies Cumulative. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any other remedy. Said rights and remedies are given in addition to any other legal rights the parties may have.

12.11 Severability. If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected

and shall be enforceable to the fullest extent permitted by law.

12.12 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

12.13 Creditors. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

12.14 Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

12.15 Entire Agreement. This Operating Agreement supersedes all agreements previously made between the parties relating to its subject matter. There are no other understandings or agreements between them. It contains the entire agreement of the parties. It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

12.16 Joint Preparation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

12.17 Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

IN WITNESS WHEREOF, the parties hereto have caused their signatures, or the signatures of their duly authorized representatives, to be set forth below on the day and year first above written.

MEMBER(S):

Brad Podowski
____
BRAD PODOWSKI

____
WILLIAM S. CARROLL

MANAGER(S):

Brad Podowski
____
BRAD PODOWSKI